UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Carbo Ceramics Inc.

File No. 1-15903 - CF#36855

       Carbo Ceramics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 25, 2018, as amended.

       Based on representations by Carbo Ceramics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.1   through October 31, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Vanessa A. Country
                         Acting Secretary